UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 6

Jones Energy, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

48019R108

(CUSIP Number)

Metalmark Capital II LLC

1177 Avenue of the Americas, 40th Floor

New York, NY 10036

Attention: Kenneth F. Clifford

Telephone: (212) 823-1915

Copies to:

Richard Aftanas, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS MCP (C) II Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,640,334*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,640,334*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,640,334*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A common stock of the Issuer (“Class A Common Stock”) referred to herein is being reported hereunder because the reporting person directly owns (i) 1,035,761 shares of Class A Common Stock (after exchanging 1,401,143 shares of Class B Common Stock and 1,401,143 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017, pursuant to an exchange agreement described in Item 2 of this Schedule 13D (“Exchange Agreement”), and subsequently selling 365,382 shares of Class A Common Stock) and (ii) 5,604,573 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 5,604,573 membership interests (“JEH LLC Units”) in Jones Energy Holdings, LLC (“JEH LLC”), which are exchangeable on a one-for-one basis for Class A common stock pursuant to the Exchange Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2017 (the “Registration Statement”), (ii) the number of JEH LLC Units converted to Class A Common Stock by the Reporting Persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS MCP II Co-Investment Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,698,458*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,698,458*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,698,458*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 1,698,458 shares of Class A Common Stock, after exchanging 1,791,914 shares of Class B Common Stock and 1,791,914 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017 pursuant to the Exchange Agreement and subsequently selling 93,456 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS MCP II Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,182,376*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,182,376*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,376*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 3,182,376 shares of Class A Common Stock, after exchanging 3,357,483 shares of Class B Common Stock and 3,357,483 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017 pursuant to the Exchange Agreement and subsequently selling 175,107 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS MCP II (TE) AIF Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,435,994*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,435,994*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,435,994*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 2,435,994 shares of Class A Common Stock, after exchanging 2,570,033 shares of Class B Common Stock and 2,570,033 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017 pursuant to the Exchange Agreement and subsequently selling 134,039 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS MCP II (Cayman) AIF Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,986,349*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,986,349*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,986,349*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 2,986,349 shares of Class A Common Stock, after exchanging 3,150,670 shares of Class B Common Stock and 3,150,670 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017 pursuant to the Exchange Agreement and subsequently selling 164,321 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS MCP II Executive Fund Jones Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 311,272*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 311,272*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,272*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person directly owns 311,272 shares of Class A Common Stock, after exchanging 328,400 shares of Class B Common Stock and 328,400 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017 pursuant to the Exchange Agreement and subsequently selling 17,128 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS Metalmark Capital Partners (Silo) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,646,439*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,646,439*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,646,439*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP (C) II Jones Intermediate LLC. MCP (C) II Jones Intermediate LLC (i) directly owns 1,035,761 shares of Class A Common Stock; (ii) directly owns 5,604,573 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 5,604,573 JEH LLC Units in JEH LLC, which are exchangeable together for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement; and (iii) indirectly owns 6,105 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS Metalmark Capital Partners II Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,699,414*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,699,414*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699,414*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II Co-Investment Jones Intermediate LLC. MCP II Co-Investment Jones Intermediate LLC (i) directly owns 1,698,458 shares of Class A Common Stock, after exchanging 1,791,914 shares of Class B Common Stock and 1,791,914 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017 pursuant to the Exchange Agreement and subsequently selling 93,456 shares of Class A Common Stock, and (ii) indirectly owns 956 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS Metalmark Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,184,891*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,184,891*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,184,891*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II Jones Intermediate LLC. MCP II Jones Intermediate LLC (i) directly owns 3,182,376 shares of Class A Common Stock, after exchanging 3,357,483 shares of Class B Common Stock and 3,357,483 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017 pursuant to the Exchange Agreement and subsequently selling 175,107 shares of Class A Common Stock, and (ii) indirectly owns 2,515 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS MCP II (TE) AIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,437,876*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,437,876*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,437,876*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II (TE) AIF Jones Intermediate LLC. MCP II (TE) AIF Jones Intermediate LLC (i) directly owns 2,435,994 shares of Class A Common Stock, after exchanging 2,570,033 shares of Class B Common Stock and 2,570,033 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017 pursuant to the Exchange Agreement and subsequently selling 134,039 shares of Class A Common Stock, and (ii) indirectly owns 1,882 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS Metalmark Capital Partners Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,988,866*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,988,866*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,988,866*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II (Cayman) AIF Jones Intermediate LLC. MCP II (Cayman) AIF Jones Intermediate LLC (i) directly owns 2,986,349 shares of Class A Common Stock, after exchanging 3,150,670 shares of Class B Common Stock and 3,150,670 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis on October 2, 2017 pursuant to the Exchange Agreement and subsequently selling 164,321 shares of Class A Common Stock, and (ii) indirectly owns 2,517 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS Metalmark Capital Partners II Executive Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 311,489*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 311,489*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,489*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of MCP II Executive Fund Jones Intermediate LLC. MCP II Executive Fund Jones Intermediate LLC (i) directly owns 311,272 shares of Class A Common Stock, after exchanging 328,400 shares of Class B Common Stock and 328,400 JEH LLC Units for shares of Class A Common Stock on a one-for-one basis (pursuant to an exchange agreement described in Item 2 of this Schedule 13D) and subsequently selling 17,128 shares of Class A Common Stock, and (ii) indirectly owns 217 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS Metalmark Capital Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,268,975*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,268,975*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,268,975*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of each of Metalmark Capital Partners Cayman II, L.P., Metalmark Capital Partners II, L.P., MCP II (TE) AIF, L.P., Metalmark Capital Partners II Co-Investment, L.P., Metalmark Capital Partners (Silo) II, L.P., Metalmark Capital Partners II Executive Fund, L.P. (collectively, the “Metalmark Funds”). The Metalmark Funds, as a result of their status as the sole members of MCP II (Cayman) AIF Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II Co-Investment Jones Intermediate LLC, MCP (C) II Jones Intermediate LLC and MCP II Executive Fund Jones Intermediate LLC (collectively, the “Intermediate LLCs”), may be deemed to beneficially own (i) 11,664,402 shares of Class A Common Stock and (ii) 5,604,573 JEH LLC Units and 5,604,573 shares of Class B Common Stock, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to an exchange agreement described in Item 2 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS Metalmark Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,268,975*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,268,975*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,268,975*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Metalmark Capital Partners II GP, L.P. Metalmark Capital Partners II GP, L.P. is the general partner of each of the Metalmark Funds and the Metalmark Funds, as a result of their status as the sole members of the Intermediate LLCs, may be deemed to beneficially own (i) 5,604,573 JEH LLC Units and 5,604,573 shares of Class B Common Stock, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement, and (ii) 11,664,402 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

CUSIP No. 48019R108

1	NAMES OF REPORTING PERSONS Metalmark Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,385,484*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,385,484*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,385,484*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of (i) its status as the sole member of Metalmark Capital Holdings LLC, which is the general partner of Metalmark Capital Partners II GP, L.P., which is the general partner of each of the Metalmark Funds and the Metalmark Funds, as a result of their status as the sole members of the Intermediate LLCs, may be deemed to beneficially own (a) 5,604,573 JEH LLC Units and 5,604,573 shares of Class B Common Stock, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement and (b) 11,664,402 shares of Class A Common Stock, and (ii) ownership by Metalmark Management II LLC (“Management LLC”), a wholly-owned indirect subsidiary of the reporting person, of 116,509 shares of Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5 of this Schedule 13D.
**	Based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D relating to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Jones Energy, Inc., a Delaware corporation (the “Issuer”), filed with the SEC on August 8, 2013 (as amended by Amendment No. 1 filed with the SEC on December 18, 2013, Amendment No. 2 filed with the SEC on February 12, 2016, Amendment No. 3 filed with the SEC on September 9, 2016, Amendment No. 4 filed with the SEC on July 3, 2017, the “Initial Schedule 13D”), and Amendment No. 5 filed with the SEC on July 6, 2017. As amended by this Amendment, the Initial Schedule 13D is referred to herein as the “Schedule 13D” and is filed on behalf of MCP II (Cayman) AIF Jones Intermediate LLC (“AIF Cayman LLC”), MCP II Jones Intermediate LLC (“Jones II LLC”), MCP II (TE) AIF Jones Intermediate LLC (“TE LLC”), MCP II Co-Investment Jones Intermediate LLC (“Co-Invest LLC”), MCP (C) II Jones Intermediate LLC (“C LLC”), MCP II Executive Fund Jones Intermediate LLC (“Executive LLC” and, together with AIF Cayman LLC, Jones II LLC, TE LLC, Co-Invest LLC and C LLC, the “Intermediate LLCs”), Metalmark Capital Partners Cayman II, L.P. (“AIF Fund”), Metalmark Capital Partners II, L.P. (“Metalmark II Fund”), MCP II (TE) AIF, L.P. (“TE Fund”), Metalmark Capital Partners II Co-Investment, L.P.(“Co-Invest Fund”), Metalmark Capital Partners (Silo) II, L.P. (“C Fund”), Metalmark Capital Partners II Executive Fund, L.P. (“Executive Fund” and, together with the AIF Fund, Metalmark II Fund, TE Fund, Co-Invest Fund, C Fund and Executive Fund, the “Metalmark Funds”), Metalmark Capital Partners II GP, L.P. (“Metalmark GP”), Metalmark Capital Holdings LLC (“Metalmark Holdings”) and Metalmark Capital II LLC (“Metalmark Capital II” and, together with the C LLC, the C Fund, Metalmark Capital Holdings and Metalmark GP, the “Metalmark Entities”). The Metalmark Entities are referred to in this Schedule 13D collectively as the “Reporting Persons” and individually as a “Reporting Person.” Except as expressly indicated otherwise below, all items from the Initial Schedule 13D are unchanged. Capitalized terms used in this Amendment but not defined in this Amendment shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (e)

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement attached to the Initial Schedule 13D as Exhibit 1. The names of the Reporting Persons are MCP II (Cayman) AIF Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II Co-Investment Jones Intermediate LLC, MCP (C) II Jones Intermediate LLC, MCP II Executive Fund Jones Intermediate LLC , Metalmark Capital Partners Cayman II, L.P., Metalmark Capital Partners II, L.P., MCP II (TE) AIF, L.P., Metalmark Capital Partners II Co-Investment, L.P., Metalmark Capital Partners (Silo) II, L.P., Metalmark Capital Partners II Executive Fund, L.P., Metalmark Capital Partners II GP, L.P., Metalmark Capital Holdings LLC and Metalmark Capital II LLC.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, which is attached as Exhibit 1 to the Initial Schedule 13D and is incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. As a result of the existing relationships described under this Item 2 and the facts and circumstances described in Items 3, 4, 5 and 6, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The Reporting Persons are reporting persons by virtue of their direct or indirect ownership of Class B Common Stock and JEH LLC Units and direct and indirect ownership of Class A Common stock. Pursuant to an exchange agreement entered into on July 29, 2013 (the “Exchange Agreement”) among certain of the Reporting Persons’ affiliated investment funds (the “Affiliated Funds”), the Issuer, JEH LLC, Jones Energy Drilling Fund, LP and certain of its affiliated investment funds (the “Jones Family Entities”), Wells Fargo Central Pacific Holdings, Inc. (together with the Affiliated Funds and the Jones Family Entities, the “Existing Owners”), the Existing Owners (and certain permitted transferees) may (subject to the terms of the Exchange Agreement), exchange their JEH LLC Units (and a corresponding number of shares of Class B Common Stock) for shares of Class A Common Stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions). The Exchange Agreement is attached to the Initial Schedule 13D as Exhibit 2 and incorporated by reference in its entirety into this Item 2.

Each of the C LLC, Metalmark Holdings and Metalmark Capital II is a Delaware limited liability company. Each of the C Fund and Metalmark GP is a Delaware limited partnership.

Each of the Reporting Persons (directly or indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets. C Fund is the sole member of C LLC. Executive Fund is the sole member of Executive LLC. Metalmark GP is the general partner of the Metalmark Fund. Metalmark Holdings is the general partner of Metalmark GP. Metalmark Capital II is the sole member of Metalmark Holdings. AIF Fund is the sole member of AIF Cayman LLC. Metalmark II Fund is the sole member of Jones II LLC. TE Fund is the sole member of TE LLC. Co-Invest Fund is the sole member of Co-Invest LLC.

The principal address of each Reporting Person is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036. Set forth in Schedule A attached hereto and incorporated herein by reference is a listing of the members and executive officers of Metalmark Capital II and the business address, present principal occupation or employment and citizenship of each such person.

During the past five years, none of the Reporting Persons nor any person listed on Schedule A attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 is qualified in its entirely by reference to Schedule A attached hereto, which is incorporated into this Item 2 by reference.

Item 4. Purpose of the Transaction.

Item 4(a) of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:

No acquisition of Class A Common Stock by the Reporting Persons has occurred since the date of the Initial Schedule 13D. The Reporting Persons are filing this Amendment to report the sale of 949,433 shares of the Issuer’s Class A Common Stock, par value $0.001, which traded on October 4, 2017, October 5, 2017, October 6, 2017, October 9, 2017, October 10, 2017, October 11, 2017, October 12, 2017, October 13, 2017, and October 16, 2017, each day in multiple transactions. The Reporting Persons have no other plans or proposals to acquire additional securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act as a result of the facts and circumstances described in Items 2, 3, 4, 5 and 6 of this Schedule 13D. For purposes of Rule 13d-3 of the Act, the Reporting Persons as a group may be deemed to beneficially own in the aggregate 17,385,484 shares of Class A Common Stock, representing 18.8% of the Class A Common Stock, based on (i) the number of shares of Class A Common Stock (74,349,841) outstanding as of September 13, 2017, as reported in the Issuer’s Registration Statement, (ii) the number of JEH LLC Units converted to Class A Common Stock by beneficial persons on October 2, 2017 (12,599,643), and (iii) all outstanding JEH LLC Units beneficially owned by the Reporting Persons (5,604,573) as of October 16, 2017, which results in a combined total of 92,554,057 shares of Class A Common Stock.

(b) AIF Cayman LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 2,986,349 shares of Class A Common Stock, representing 3.2% of the Class A Common Stock. By virtue of the relationship previously reported under Item 2 of this Schedule 13D, AIF Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class A Common Stock owned by AIF Cayman LLC, representing 3.2% of the Class A Common Stock.

Jones II LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 3,182,376 shares of Class A Common Stock, representing 3.4% of the Class A Common Stock. By virtue of the relationship previously reported under Item 2 of this Schedule 13D, the Metalmark II Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class A Common Stock owned by Jones II LLC, representing 3.4% of the Class A Common Stock.

TE LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 2,435,994 shares of Class A Common Stock, representing 2.6% of the Class A Common Stock. By virtue of the relationship previously reported under Item 2 of this Schedule 13D, the TE Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class A Common Stock owned by TE LLC, representing 2.6% of the Class A Common Stock.

Co-Invest LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 1,698,458 shares of Class A Common Stock, representing 1.8% of the Class A Common Stock. By virtue of the relationship previously reported under Item 2 of this Schedule 13D, the Co-Invest Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class A Common Stock owned by Co-Invest LLC, representing 1.8% of the Class A Common Stock.

C LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of (i) 1,035,761 shares of Class A Common Stock and (ii) 5,604,573 shares of Class B Common Stock and 5,604,573 JEH LLC Units, representing 7.2% of the Class A Common Stock assuming the JEH LLC Units are exchanged on a one-for-one basis for Class A Common Stock. By virtue of the relationship previously reported under Item 2 of this Schedule 13D, the C Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class A Common Stock, Class B Common Stock, and JEH LLC Units owned by C LLC, representing 7.2% of the Class A Common Stock assuming the JEH LLC Units are exchanged on a one-for-one basis for Class A Common Stock.

Executive LLC directly owns and has the shared power to vote, direct the voting of, dispose of and direct the disposition of 311,272 shares of Class A Common Stock, representing 0.3% of the Class A Common Stock. By virtue of the relationship previously reported under Item 2 of this Schedule 13D, the Executive Fund may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class A Common Stock owned by Executive LLC, representing 0.3% of the Class A Common Stock.

By virtue of the relationships previously reported under Item 2 of this Schedule 13D, each of Metalmark GP and Metalmark Holdings may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of Class A Common Stock owned by the Intermediate LLCs, and the shares of Class B Common Stock and JEH LLC Units owned by the C LLC, assuming JEH LLC Units are exchanged on a one-for-one basis for Class A Common Stock, representing a total of 18.7% of the Class A Common Stock.

By virtue of (i) the relationships previously reported under Item 2 of this Schedule 13D, through which Metalmark Capital II may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of the shares of the shares of Class A Common Stock owned by the Intermediate LLCs, as well as the Class B Common Stock and JEH LLC Units owned by the C LLC and (ii) ownership by Management LLC, a wholly-owned indirect subsidiary of Metalmark Capital II, of 116,509 shares of Class A Common Stock, Metalmark Capital II may be deemed to beneficially own and have shared power to vote, direct the voting of, dispose of and direct the disposition of 18.8% of the Class A Common Stock, assuming JEH LLC Units are exchanged on a one-for-one basis for Class A Common Stock.

In addition to the beneficial ownership of the Reporting Persons described herein, by virtue of the Stockholders Agreement filed with the Initial Schedule 13D, as amended on May 2, 2017, and incorporated herein by reference, each of the Reporting Persons, together with the Jones Family Entities, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 11,668,210 shares of Class A Common Stock beneficially owned by the Jones Family Entities, as reported in the Jones Family Entities’ Statement on Schedule 13D filed on May 9, 2014, as amended. The Reporting Persons disclaim beneficial ownership of the Class A Common Stock beneficially owned by the Jones Family Entities.

The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person except to the extent of such Reporting Person’s pecuniary interest, if any, in the Class A Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 23, 2017	MCP (C) II JONES INTERMEDIATE LLC

	By:	Metalmark Capital Partners (Silo) II, L.P., its sole member
	By:	Metalmark Capital Partners II GP, L.P., its general partner
	By:	Metalmark Capital Holdings LLC, its general partner

	By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

MCP II CO-INVESTMENT JONES INTERMEDIATE LLC

	By:	Metalmark Capital Partners II Co-Investment, L.P., its sole member
	By:	Metalmark Capital Partners II GP, L.P., its general partner
	By:	Metalmark Capital Holdings LLC, its general partner

	By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

MCP II JONES INTERMEDIATE LLC

	By:	Metalmark Capital Partners II, L.P., its sole member
	By:	Metalmark Capital Partners II GP, L.P., its general partner
	By:	Metalmark Capital Holdings LLC, its general partner

	By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

MCP II (TE) AIF JONES INTERMEDIATE LLC

	By:	MCP II (TE) AIF, L.P., its sole member
	By:	Metalmark Capital Partners II GP, L.P., its general partner
	By:	Metalmark Capital Holdings LLC, its general partner

	By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

MCP II (CAYMAN) AIF JONES INTERMEDIATE LLC

By:	Metalmark Capital Partners Cayman II, L.P., its sole member
By:	Metalmark Capital Partners II GP, L.P., its general partner
By:	Metalmark Capital Holdings LLC, its general partner

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

MCP II EXECUTIVE FUND JONES INTERMEDIATE LLC

By:	Metalmark Capital Partners II Executive Fund, L.P., its sole member
By:	Metalmark Capital Partners II GP, L.P., its general partner
By:	Metalmark Capital Holdings LLC, its general partner

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

Metalmark Capital Partners Cayman II, L.P.

By:	Metalmark Capital Partners II GP, L.P., its general partner
By:	Metalmark Capital Holdings LLC, its general partner

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

METALMARK CAPITAL PARTNERS II, L.P.

By:	Metalmark Capital Partners II GP, L.P., its general partner
By:	Metalmark Capital Holdings LLC, its general partner

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

MCP II (TE) AIF, L.P.

By:	Metalmark Capital Partners II GP, L.P., its general partner
By:	Metalmark Capital Holdings LLC, its general partner

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

METALMARK CAPITAL PARTNERS II CO-INVESTMENT, L.P.

By:	Metalmark Capital Partners II GP, L.P., its general partner
By:	Metalmark Capital Holdings LLC, its general partner

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

METALMARK CAPITAL PARTNERS (SILO) II, L.P.

By:	Metalmark Capital Partners II GP, L.P., its general partner
By:	Metalmark Capital Holdings LLC, its general partner

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

METALMARK CAPITAL PARTNERS II EXECUTIVE FUND, L.P.

By:	Metalmark Capital Partners II GP, L.P., its general partner
By:	Metalmark Capital Holdings LLC, its general partner

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

METALMARK CAPITAL PARTNERS II GP, L.P.

By:	Metalmark Capital Holdings LLC, its general partner

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

METALMARK CAPITAL HOLDINGS LLC

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

METALMARK CAPITAL II LLC

By:	/s/ Kenneth F. Clifford
Kenneth F. Clifford
Partner and Chief Financial Officer

SCHEDULE A

Members and Executive Officers of Metalmark Capital II LLC

Schedule A is hereby amended and restated in its entirety as follows:

The following sets forth the name, principal occupation and citizenship of each of the members and executive officers of Metalmark Capital II LLC. The business address of each of the persons listed below is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036.

Name and Title	Principal Occupation	Citizenship
Howard I. Hoffen	Managing Member, Chairman, Chief Executive Officer and Partner	United States
Leigh J. Abramson	Partner	United States
Kenneth F. Clifford	Partner and Chief Financial Officer	United States
Michael C. Hoffman	Partner	United States
Gregory Myers	Partner	United States
Jeffrey M. Siegal	Partner	United States